UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Profit Sharing Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

4.            In lieu of requirements of Items 1-3, the Balchem Corporation 401(k) Profit Sharing Plan (“the Plan”) is subject to the requirements of the Employee Retirement Insurance Security Act of 1974, as amended (“ERISA”).  Attached hereto are the financial statements of the Balchem Corporation 401(k) Profit Sharing Plan for the fiscal year ended December 31, 2014, prepared in accordance with financial reporting requirements of ERISA.

EXHIBITS:

1.            Financial Statements of the Balchem Corporation 401(k) Profit Sharing Plan for the fiscal year ended December 31, 2014, prepared in accordance with the financial reporting requirements of ERISA.

23.         Consent of MCGLADREY LLP, Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of MCGLADREY LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2015	BALCHEM CORPORATION
401(k) Profit Sharing Plan

	By:	Balchem Corporation,
Plan Administrator

By: /s/ Theodore L. Harris
Theodore L. Harris, President,
Chief Executive Officer

By: /s/ William A. Backus
William A. Backus,
Chief Financial Officer

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedules

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k) Profit Sharing Plan
New Hampton, New York

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at the end of the year) as of December 31, 2014, and schedule of reportable transactions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP

New York, NY
June 29, 2015

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value (Note 3)	$48,854,640	$48,210,776
Receivables:
Employer contribution	621,582	616,575
Promissory notes receivable from participants	753,578	808,128
Net assets available for benefits	$50,229,800	$49,635,479

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

2014
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$3,103,566
Interest and dividend income	545,784
3,649,350

Interest income - promissory notes receivable from participants	39,557

Contributions:
Participant and rollovers	1,825,386
Employer	1,124,283
2,949,669
Total additions	6,638,576
Deductions from net assets attributed to:
Benefits paid to participants	(5,996,169)
Fees, net	(48,086)
Total deductions	(6,044,255)
Net increase in net assets available for benefits	594,321
Net assets available for benefits at beginning of year	49,635,479
Net assets available for benefits at end of year	$50,229,800

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The 401(k) portion of the Plan covers all active employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. Employees may enroll in the Plan on the first day of the month after they become eligible to participate.

The profit-sharing portion of the Plan covers all active employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Company at December 31. Eligible employees are enrolled in the profit-sharing portion on the first day of the month after they become eligible to participate and the amount of eligible compensation used by the Company is retroactive to the date of hire for eligible employees.

Administrative Expenses

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation common stock.

Contributions

Participants are allowed to contribute annually, in pre-tax dollars, a percentage of compensation as defined by the Plan, up to the maximum of the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (“IRC”) – ($17,500 in 2014 and 2013). Participants 50 years and older may opt to contribute additional catch-up contributions up to $5,500 for each of the years ended December 31, 2014 and 2013. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the year ended December 31, 2014, $259,571 of rollover contributions was included in participant contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer will make matching contributions equal to 35% of the participants’ elected deferrals, up to a maximum of 75% of eligible compensation, and the Company may make discretionary profit sharing contributions at the option of the Company’s board of directors. Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock.  Matching contributions are subject to the vesting schedule described on the following page. Included in employer’s contribution receivable as of December 31, 2014 and 2013 were discretionary Company profit sharing contributions made in February 2015 and February 2014 for the 2014 and 2013 Plan years totaling $621,582 and $616,575, respectively.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions (including rollovers) and discretionary Company profit sharing contributions, plus actual earnings or losses thereon. Vesting in the Company matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation common stock Fund. Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. Discretionary contributions are made from the Company’s cash reserves.

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 5.25% to 10.25% at December 31, 2014. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2014 or 2013. In the event of default, such loans are reportable to Plan participants as taxable income but remain outstanding and continue to accrue interest until repaid by the plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account, less any loans issued or other deductions during the period.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay Plan expenses and then, at management’s discretion, allocated subsequent to the Plan year end to all active participant accounts employed at the Plan year end who completed at least 1,000 hours of service during the Plan year. Forfeited non-vested accounts at December 31, 2014 and 2013 totaled $46,510 and $23,822, respectively.

Plan Amendment

As of January 1, 2012, the Plan was amended and restated such that if management reallocates forfeitures to participant accounts, an eligible employee who completed at least 1,000 hours of service during the Plan year and is employed on the last day of the Plan year will share in the allocation of forfeitures.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2014 and 2013 are primarily financial instruments which are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation common stock and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation common stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through the Guaranteed Income Fund. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as the contract value for the fully benefit-responsive investment contract, as the contract value approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

The Guaranteed Income Fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 2.05% for 2014 and 2.25% for 2013. The average crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 2.05% at December 31, 2014 and 2.25% at December 31, 2013. There are no events that limit the ability of the Plan to transact at contract value with PRIAC (see definition earlier). The Guaranteed Income Fund does not have a maturity date and there are no instances that allow Prudential to terminate the agreement (contract).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pooled Separate Accounts (“PSA’s”) fair value is determined by a per unit value for the number of units held by the Plan at year-end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments, and are valued based upon their ending net unit value (“NUV”). This is based on information reported by the trustee using the audited financial statements of the PSA’s at year-end. The Guaranteed Income Fund is stated at contract value, which approximates fair value. Common stocks and Registered Investment Companies are valued based upon quoted market prices.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company acquired Performance Chemicals & Ingredients Company (d/b/a SensoryEffects) on May 7, 2014 and as part of this acquisition, the SensoryEffects 401(k) Profit Sharing Plan was merged into the Plan on January 30, 2015.

Effective January 1, 2015, the plan was amended to adopt a Section 401(k) safe harbor design, which means that the plan automatically complies with the nondiscrimination requirements of the Internal Revenue Code Section 401.  The Company will provide for a fully vested 100% matching contribution on up to 6% of elective deferrals that do not exceed compensation.

Note 3 – Fair Value Measurements

Fair Value Measurements

The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique. These inputs can be readily observable, market corroborated or generally observable. Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized. Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

Registered Investment Companies: Valued at the quoted closing market price on the last business day of the Plan year and are classified as Level 1 investments.

Pooled Separate Accounts: Valued at a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments and are classified as Level 2 investments.

Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 3 investment, given the unobservable inputs used to determine contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputes (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation	$16,255,761	$-	$-	$16,255,761

Registered Investment Companies:
Large cap funds	7,028,110	-	-	7,028,110
Mid cap funds	2,525,282	-	-	2,525,282
Small cap funds	2,023,834	-	-	2,023,834
International/Global funds	2,931,153	-	-	2,931,153
Fixed income funds	1,311,477	-	-	1,311,477
Moderate allocation	7,674,768	-	-	7,674,768
Total Registered
Investment Companies	23,494,624	-	-	23,494,624

Guaranteed Income Fund	-	-	9,104,255	9,104,255
Total Assets at Fair Value	$39,750,385	$-	$9,104,255	$48,854,640

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	Assets at Fair Value as of December 31, 2013
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputes (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation
	$15,124,867	$-	$-	$15,124,867
Registered Investment Companies:
Large cap funds	6,013,232	-	-	6,013,232
Mid cap funds	515,780	-	-	515,780
Small cap funds	688,483	-	-	688,483
International/Global funds	2,218,944	-	-	2,218,944
Fixed income funds	506,337	-	-	506,337
Total Registered
Investment Companies	9,942,776	-	-	9,942,776

Pooled Separate Accounts:
Mid cap funds (a)	-	1,866,504	-	1,866,504
Small cap funds (b)	-	1,414,522	-	1,414,522
International/Global funds (c)	-	1,090,735	-	1,090,735
Blended funds (d)	-	7,567,566	-	7,567,566
Fixed income funds (e)	-	812,677	-	812,677
Total Pooled Separate Accounts	-	12,752,004	-	12,752,004
Guaranteed Income Fund	-	-	10,391,129	10,391,129
Total Assets at Fair Value	$25,067,643	$12,752,004	$10,391,129	$48,210,776

(a)	The fund in this category primarily invests in the common stock of medium-sized companies and seeks to achieve maximum long-term capital growth in excess of the Russell Midcap Growth and Russell Midcap Indexes.
(b)	The fund in this category follows a Small Capitalization Growth strategy and primarily seeks to achieve long-term capital appreciation.
(c)	The funds in this category primarily seek capital appreciation by investing in common stocks of U.S. and foreign companies.
(d)	The funds in this category primarily seek a total return of long-term growth of capital and current income and consist of Balanced Strategy and Lifetime Income & Equity Funds. The Lifetime Income & Equity Funds are based on the life-cycle theory of investing; that different bond/stock mixes are appropriate for individuals in terms of risk throughout the different stages in their lives.
(e)	The fund in this category primarily seeks to outperform the Barclays U.S. Aggregate Bond Index by utilizing all sectors of the fixed income market.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. The Plan's policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. There were no significant transfers of investments among levels during the years ended December 31, 2014 and 2013.

The following table sets forth the summary of changes in the fair value of Level 3 investments for the year ended December 31, 2014 and 2013:

Guaranteed
Income Fund
Balance at December 31, 2013	$10,391,129
Interest income	201,753
Purchases	960,966
Sales	(2,449,593)
Balance at December 31, 2014	$9,104,255

Guaranteed
Income Fund
Balance at December 31, 2012	$6,279,032
Interest income	161,061
Purchases	5,572,107
Sales	(1,621,071)
Balance at December 31, 2013	$10,391,129

The following table provides information about significant unobservable inputs related to the Plan’s Guaranteed Income Fund for December 31, 2014 and 2013.

Contract Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Custodial Guaranteed Interest Contract	$ 9,104,255	Fair value approximates contract value	Composite Crediting Rate	Gross Guaranteed Crediting Rate must be greater than or equal to the contractual minimum crediting rate of 1.50%

Contract Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Custodial Guaranteed Interest Contract	$ 10,391,129	Fair value approximates contract value	Composite Crediting Rate	Gross Guaranteed Crediting Rate must be greater than or equal to the contractual minimum crediting rate of 1.50%

Fair Value of Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent, Net Unit Value)

The Plan's investment in pooled separate accounts has no restrictions on the net asset value per share or its equivalent. There are no known or anticipated redemptions, no unfunded commitments, and no notice is required to sell the shares/units at any given time.

Note 4 – Investments

Investments at December 31, 2014 and 2013 consisted of:

	2014	2013

Guaranteed Income Fund	$9,104,255	$10,391,129
Registered Investment Companies	23,494,624	9,942,776
Pooled Separate Accounts	-	12,752,004
Balchem Corporation Common Stock*	16,255,761	15,124,867
	$48,854,640	$48,210,776

The following represents investments that represent 5% or more of the Plan’s net assets:

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	2014	2013

Balchem Corporation Common Stock*	$16,255,761	$15,124,867
Guaranteed Income Fund	9,104,255	10,391,129
Vanguard Total Stock Market Index Fund	4,243,806	3,916,274
AM Fund American Bal R6	7,674,768	-
PRIAC Lifetime Balanced Fund	-	2,408,168

* A portion of the Balchem Corporation Common Stock is nonparticipant-directed.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered Investment Companies	$1,035,823
Pooled Separate Accounts	129,166
Balchem Corporation Common Stock	1,938,577
$3,103,566

During the year ended December 31, 2014, the Plan eliminated the pooled separate accounts.  The pooled separate accounts were liquidated and reinvested into registered investment companies.

Note 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2014	2013
Balchem Corporation Common Stock	$14,696,146	$13,770,236

Balchem Corporation Capital Stock:	Year Ended December 31, 2014
Change in net assets:
Contributions	$528,624
Dividends and interest	67,726
Net appreciation	1,746,608
Benefits paid to participants	(886,640)
Transfers to participant-directed investments	(530,408)
Net increase	925,910
Net assets at beginning of year	13,770,236
Net assets at end of year	$14,696,146

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Note 6 – Parties-In-Interest

As of December 31, 2014 and 2013, the Plan held 243,934 and 257,664 shares of Balchem Corporation common stock, respectively, with a market value of $16,255,761 and $15,124,867 at December 31, 2014 and 2013, respectively. Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions. Promissory Notes Receivable from Participants are also considered to be party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8 – Income Tax Status

The Plan has received a favorable determination letter dated March 31, 2008 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the IRC and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 9 – Reconciliation to Form 5500

	2014	2013

Net assets available for benefits per the financial statements:	$50,229,800	$49,635,479
Differences in:
Investments	753,578	808,128
Promissory notes receivable from participants	(753,578)	(808,128)
Net assets available for benefits per Form 5500	$50,229,800	$49,635,479

Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2014

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Current value (2)
Prudential Retirement Insurance and Annuity Company	Units of participation in Guaranteed Income Fund –
Guaranteed Income Fund (1)	221,986 units,	$9,104,255
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock –
	243,934 units,	16,255,761
Goldman Sachs Small Cap Value Instl	Shares of a Mutual Fund - Goldman Sachs Small Cap Value Instl –
	11,684 shares,	650,235
Columbia Dividend Income Y Fund	Shares of a Mutual Fund - Columbia Dividend Income Y Fund –
	72,602 units,	1,393,957
American Century Growth Institution	Shares of a Mutual Fund - American Century Growth Institution –
	33,532 units,	977,447
American Funds EuroPacific Fund	Shares of a Mutual Fund - American Funds EuroPacific Fund –
	49,513 units,	2,331,575
Vanguard Total Bond Index	Shares of a Mutual Fund -Vanguard Total Bond Index –
	58,513 units,	636,031
Vanguard Total Stock Admiral	Shares of a Mutual Fund -Vanguard Total Stock Admiral –
	15,881 units,	412,900
Vanguard Total St Mark	Shares of a Mutual Fund -Vanguard Total St Mark –
	82,244 units,	4,243,806
Vanguard Selected Val Inv	Shares of a Mutual Fund -Vanguard Selected Val Inv –
	21,535 units,	611,175
Dreyfus Sel Mgr SC GR I	Shares of a Mutual Fund -Dreyfus Sel Mgr SC GR I –
	57,353 units,	1,373,599
Pioneer Bond K	Shares of a Mutual Fund -Pioneer Bond K –
	68,993 units,	675,446
Artisan Mid Cap Instl	Shares of a Mutual Fund -Artisan Mid Cap Instl –
	39,952 units,	1,914,107
Templeton Global Bond R6	Shares of a Mutual Fund -Templeton Global Bond R6 –
	48,314 units,	599,578
AM Fnd American Bal R6	Shares of a Mutual Fund -AM Fnd American Bal R6 –
	309,966 units,	7,674,768

Promissory Notes Receivable from Participants(1)	Interest rates range from 5.25% to 10.25%	753,578
	Total	$49,608,218

(1)	Parties-in-interest
(2)	All investments held are participant directed except for 220,530 shares/units of Balchem Corporation Common Stock with a cost of $3,183,207 and fair market value of $14,696,146 as of December 31, 2014.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2014

Schedule H, Part IV, Line 4(j) – Schedule of Reportable Transactions

Identity of Party Involved	Description of Asset (including interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (or loss)
Individual Transactions in excess of 5% of plan assets:
Prudential Retirement Insurance and Annuity Company(1)	Lifetime Balanced Fd	—	2,546,813	1,829,271	2,546,813	717,543
Prudential Retirement Insurance and Annuity Company (1)	AM Fnd American Bal R6	7,598,814	—	7,598,814	7,598,814	—
Prudential Retirement Insurance and Annuity Company (1)	Vanguard Total St Mark	4,200,163	—	4,200,163	4,200,163	—
Prudential Retirement Insurance and Annuity Company (1)	Vanguard Tot Stk Mkt Idx	—	4,206,073	3,908,378	3,908,378	297,695
Series of Non-Securities Transactions in excess of 5% of plan assets :
Prudential Retirement Insurance and Annuity Company (1)	Guaranteed Income Fund	—	2,550,247	4,206,073	2,550,247	—
Series of Securities Transactions in excess of 5% of plan assets :
Prudential Retirement Insurance and Annuity Company (1)	Lifetime Balanced Fd	—	2,673,883	1,921,398	2,673,883	752,485
Prudential Retirement Insurance and Annuity Company (1)	AM Fnd American Bal R6	8,120,211	—	8,120,211	8,120,211	—
Prudential Retirement Insurance and Annuity Company (1)	Vanguard Total St Mark	4,262,893	—	4,262,893	4,262,893	—
Prudential Retirement Insurance and Annuity Company (1)	Vanguard Total Stk Mkt Idx	—	4,622,617	4,298,544	4,622,617	324,074

(1)	Parties-in-interest